[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

June 19, 2015

VIA EDGAR AND COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549-6010

Re:	Conkwest, Inc.

Draft Registration Statement on Form S-1

Submitted May 14, 2015

Publicly Filed June 19, 2015

CIK No. 0001326110

Dear Mr. Spirgel:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 10, 2015, to Barry J. Simon, President and Chief Operating Officer of Conkwest, Inc. (the “Company”) regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001326110 (the “Confidential Registration Statement”), submitted by the Company on May 14, 2015.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments and updating the Confidential Registration Statement. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the Confidential Registration Statement.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

Prospectus Summary

Overview, page 1

1. In light of the “significant competition” that you face from other companies working on developing products based on NK cells (bottom of page 19), please tell us your basis for your assertion that the company is “uniquely positioned to implement precision cancer medicine…”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 70 and 92 of the Registration Statement to address the comment.

2. Balance your statement on page 2 promoting that since 2002 you have “assembled a team of proven, experienced, and visionary leaders in biotechnology” with disclosure that two of your executive officers, Drs. Soon-Shiong and Simon only became associated with your company in December 2014.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 97 to provide clarity regarding Dr. Simon’s and Dr. Soon-Shiong’s tenure with the Company. The Company also respectfully advises the Staff that while Dr. Soon-Shiong joined the Company in December 2014, Dr. Simon joined the Company in 2007.

Risk Factors, page 15

We face significant competition in the biopharmaceutical industry.…, page 19

3. Confirm that none of Dr. Soon-Shiong’s NantWorks’ companies compete directly or indirectly with the company in the field of cell-based immunotherapy. We note that in December 2014, Sorrento and NantWorks formed a global joint venture called NANTibody to focus on immunotherapies for cancer.

Response: The Company’s aNK, haNK and taNK platforms and related product candidates are derived from proprietary technologies in-licensed and independently developed by the Company since 2002, well before Dr. Soon-Shiong first invested in the Company in December 2014 and became its chairman and chief executive officer in March 2015. The Company’s product candidates are designed to work as monotherapies and as combination therapies, pairing the direct killing properties of NK cells with a broad range of molecular antibodies, chimeric antigen receptors (CARs) and other cancer killing compounds. The Company is not aware of any NantWorks’ company that is pursuing an NK cell-based immunotherapy technology competitive with the Company’s aNK, haNK or taNK platforms. The Company has been informed that NantWorks companies’ activities in the field of cell-based immunotherapy are currently limited to NantCell, Inc.’s publicly disclosed collaboration with Sorrento Therapeutics in the NANTibody global joint venture. This collaboration involves Sorrento Therapeutics’ development of CARs which are combined with aNK cells licensed from Conkwest pursuant to the joint development agreement between the

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

companies. If this collaboration is successful, Conkwest would receive a portion of the payments made by NantCell to Sorrento Therapeutics under the terms of the joint development and license agreement between Conkwest and Sorrento Therapeutics.

The Company’s agreements with the NantWorks companies, which are discussed in more detail on pages 72, 73, 180 and 181 the Registration Statement and below in response to Staff Comment No. 7, involve services and technologies that are complementary to, rather than competitive with, the Company’s technology platforms and related product candidates.

We are heavily dependent on our senior management. . . , page 25

4. We note your statement that Dr. Soon-Shiong devotes “a certain amount of his time to a number of different endeavors” but “spends a significant amount of his time on Conkwest matters.” Please clarify whether his primary focus will be on Conkwest or NantWorks. We note a news article on Forbes.com dated December 14, 2014 referring to plans to launch an initial public offering for NantHealth in 2015.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 26 of the Registration Statement to clarify that Dr. Soon-Shiong’s primary focus will be working on Conkwest matters. Dr. Soon-Shiong’s employment agreement, which is filed as an exhibit to the Registration Statement, permits him to engage in certain outside activities, including with respect to NantWorks companies, subject to the approval and monitoring of the Compensation Committee of the Company’s board of directors, that do not materially interfere or conflict with his duties as the Company’s chairman and chief executive officer.

Business, page 85

5. We note your disclosure in the risk factor on page 26 about your acute dependence on Dr. Soon-Shiong. In light of the fact that he has been associated with the company for a brief time, please revise to clarify, here and throughout the prospectus as necessary, the history of the company prior to his arrival. Disclose, for example, how long the company has been pursuing its work related to NK cells, and what impact, if any, Dr. Soon-Shiong’s arrival has had on the substantive work of the company. For example, discuss any intellectual property he brought to the company or of which he facilitated the acquisition.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 26 and 97 to clarify the history of the Company and the impact of Dr. Soon-Shiong’s arrival.

6. We note several news stories referencing the company’s Neukoplast and CAR.TNK technologies. Please clarify whether these are alternate terms to the terms used in the prospectus, or if not, how they are different.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that “Neukoplast” is a registered trade name owned by the Company referring to an aNK cell. “CAR.TNK” is a registered trade name owned by Sorrento Therapeutics referring to a “chimeric antigen receptor tumor attacking Neukoplast,” or a class of product candidates that combines one of Sorrento Therapeutics’ CARs with a Conkwest aNK cell under the joint development agreement between Sorrento Therapeutics and Conkwest. The Company owns the registered trade name “CAR taNK,” which describes the same class of product candidates. The Company may not continue use the Neukoplast and CAR taNK trade names at the time it commercializes its product candidates. In the prospectus, the Company refers to its NK cell-based technology platforms as the aNK, haNK and taNK platforms, and the product candidates derived from these platforms as aNK, haNK and taNK product candidates.

7. Please revise to disclose the material details of your collaboration agreements with affiliates of NantWorks. Include the agreement with NantWorks and its affiliates as an exhibit to be filed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 180 to provide material details of the Company’s agreements with affiliates of NantWorks. The Company also advises the Staff that it has filed as Exhibit 10.18 to the Registration Statement the Genomic and Proteomic Services Agreement by and between the Company and NantOmics, LLC, dated June 18, 2015.

Executive Employment Agreements, page 148

8. Clarify whether your employment agreement with Barry J. Simon was amended when Dr. Soon-Shiong replaced him as principal executive officer. Please update this disclosure accordingly, including filing any amended employment agreement between the company and Dr. Soon-Shiong as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Barry J. Simon’s employment agreement, which is filed as Exhibit 10.6 to the Registration Statement, has not been amended and remains in effect. The Company also advises the Staff that it has filed Dr. Soon-Shiong’s employment agreement as Exhibit 10.5 to the Registration Statement.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

9. Please have your auditors revise the report to clarify that the report covers each of the years ended December 31, 2013 and 2014.

Response: The Company respectfully acknowledges the Staff’s comment and the auditors have revised the disclosure on page F-2 to clarify that the report covers each of the years ended December 31, 2013 and 2014.

Note 5 – Investment in Inex Bio, Inc., page F-16 and Note 17 - Subsequent Events, page F-33

10. Refer to your disclosure of the relationships between Dr. Soon-Shiong and Inex Bio on page 165. We note that Dr. Soon-Shiong is the sole member of Cambridge, which owns a substantial equity interest in Inex Bio. Tell us how you determined whether Inex Bio was under your common control prior to your acquisition of Inex Bio shares.

Response: The Company respectfully advises the Staff that Dr. Soon-Shiong has a majority ownership interest in the Company, and in March 2015 Inex Bio Holdings, LLC (“Holdings”), an entity controlled by Cambridge, acquired a majority ownership interest in Inex Bio, Inc. (“Inex Bio”). Following the acquisition by Holdings of the shares in Inex Bio, in March 2015 we determined that Inex Bio and the Company were under common control. Therefore, we are accounting for our acquisition of the Inex Bio shares as a transaction between entities under common control. Pursuant to ASC Subtopic 805-50, the Company is recognizing the assets and liabilities of Inex Bio at their carrying amounts. The Company also is reporting the results of operations for the three months ended March 31, 2015 as though the transfer of Inex Bio’s net assets had occurred at the beginning of the period.

ASC paragraph 805-50-45-5 requires that financial statements and financial information presented for prior years also be retrospectively adjusted to furnish comparative information. However, the comparative information in prior years is only adjusted for periods during which the entities were under common control. Since the Company and Inex Bio were not under common control until March 2015, the financial statements for periods prior to 2015 are not required to be retrospectively adjusted.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

11. Please also tell us how the relationships between Dr. Soon-Shiong, Dr. Simon and Inex Bio impacted your evaluation of the accounting for your investment under the cost method rather than the equity method and how you determined whether you can exert significant influence over Inex Bio given these relationships.

Response: The Company respectfully advises the Staff that although Dr. Simon was on the Inex Bio board of directors (the “Inex Board”) prior to the Company’s acquisition of shares in Inex Bio in May 2012, the Inex Board met infrequently. Notwithstanding Dr. Simon’s status as an Inex Bio director, the Company determined that it should account for its investment in Inex Bio under the cost method because the Company’s management could not exert significant influence over Inex Bio because (i) Inex Bio was located in South Korea and the Company had limited interaction with investee management; (ii) there was no interchange of managerial personnel; and (iii) the other investor in Inex Bio was a public company in South Korea that managed the daily operations of the Company.

ASC paragraph 323-10-15-12 provides that an investment in common stock of an investee that was previously accounted for on other than the equity method (for example, under ASC Subtopic 325-20, Cost Method Investments) may become qualified for use of the equity method by an increase in the level of ownership described in paragraphs 323-10-15-6 through 15-11 (that is, acquisition of additional voting stock by the investor, acquisition or retirement of voting stock by the investee, or other transactions). As there was no change in Inex Bio voting stock or ownership interests until 2015, the Company determined that no activities occurred prior to March 2015 that would cause the Company to account for its investment in Inex Bio other than under the cost method through December 31, 2014.

12. Also, tell us whether the acquisition of Inex Bio is a significant acquisition and how you determined the significance of the acquisition using the guidance in Rule 8-04 of Regulation S-X.

Response: The Company respectfully advises the Staff that it used the guidance in Rule 8-04 of Regulation S-X to determine that the acquisition of Inex Bio is not a significant acquisition. The investment, total assets, and pre-tax income tests were all significantly below the 20% level that would have required one year of financial statements for Inex Bio. For the investment test, the purchase price was $8.4 million as compared to total assets of the Company of $60.8 million as of December 31, 2014, which results in significance of14%. For the total assets test, Inex Bio had assets of $1.0 million as compared to total assets of the Company of $60.8 million as of December 31, 2014, which results in significance of 2%. For the pre-tax income test, Inex Bio had a pre-tax operating loss of less than $0.1 million as compared to the Company’s pre-tax operating loss of $6.2 million for the year ending December 31, 2014, which results in significance of 1%.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

Note 9 – Notes Payable, page F-18

13. We note that 2009 Convertible noteholders and other creditors converted their principal and interest into common stock at conversion values ranging from $0.45 to $2.40. Please provide us with an analysis that integrates these conversions into the fair value of common stock on grant dates in 2013 and early 2014 and the stock valuation analysis beginning on page 80. If you believe that the conversion prices in the 2013 Securities Purchase Agreement are not representative of the fair value at the date of conversion, please explain.

Response: The Company respectfully advises the Staff that it did not grant any stock-based compensation awards in 2013. As disclosed on page 86 of the Registration Statement, on March 17, 2014, the Company granted stock options for an aggregate of 1,450,000 shares of common stock at an estimated fair value of $0.40 per share and the Company granted no other stock-based compensation awards until November 2014.

The Company also advises the Staff that all of the 2009 convertible notes converted into common stock at the price of $2.40, however, the conversion price was not known until the closing of the Series B preferred stock financing in April 2014, subsequent to the March 2014 option grants. The conversion price was not known (and could not be factored into the fair value of common stock on the March 2014 grant date) because, as disclosed on page [F-18 and F-19], in June 2013 the Company and the noteholders entered into the 2013 Securities Purchase Agreement, whereby the notes were to convert at the per share price of the future Mandatory Exchange Financing, which was the Series B preferred stock financing that closed in April 2014. Thus, the Company does not believe that the ultimate conversion prices of the 2009 convertible notes affected the fair value of the common stock on March 17, 2014.

Even if the ultimate conversion price of the 2009 convertible notes was known, the Company does not believe that the conversion prices would have affected the fair value of the common stock because of the facts and circumstances surrounding the negotiation of the 2013 Securities Purchase Agreement, including:

•	The formula for determining the conversion price was negotiated in June 2013 and the actual conversion did not occur until April 2014;

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

•	The debt obligations being converted into common stock were past due and the creditors had no expectation of getting repaid in cash in the foreseeable future due to the Company’s existing financial position. The negotiation of a future financing transaction would almost certainly require the conversion of the debt obligations, rather than repayment with the proceeds from the financing; and

•	The negotiation in June 2013 to extinguish the 2009 convertible notes involved not only the conversion and cancellation of the notes, but the cancellation of accrued interest and previously issued warrants in exchange for the future conversion of three times (3x) the original principal amount in the Mandatory Exchange Financing.

Note 10 – Commitments and Contingencies, page F-20

14. Refer to the disclosure of the Rush University Medical Center License Agreement on page F-22. We note that the current exclusive license agreement expires in 2016. Please expand the disclosure on page F-23 to clarify whether the license upon expiration of the current agreement is exclusive or non-exclusive.

Response: The Company respectfully advises the Staff that for so long as the Rush University Medical Center License Agreement is not terminated pursuant to the terms of the agreement, the licenses granted to Company for the Licensed Intellectual Property shall be exclusive upon the expiration of the Agreement for the Licensed Intellectual Property existing on the effective date. The Company has revised its disclosure on page F-23 accordingly.

15. Refer to disclosure on page 46 regarding one of your original patent applications. We note that in March 2009, USPTO rejected one of your original patent applications pertaining to methods of use for NK-92 and that an appeal reversed the rejection but this issue will go to court in a trial scheduled for July 2015. Please include disclosure of this uncertainty in your notes to the financial statements or tell us why you believe such disclosure is not material.

Response: The Company respectfully advises the Staff that it has updated Note 10, Commitment and Contingencies, on page F-20 to include the disclosure regarding the contingencies.

16. Refer to Intellectual property disclosures on page 125 that state that “No consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States” and “third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology”. Please tell us how you evaluated whether this constitutes a material contingency.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

Response: ASC Subtopic 450-20 defines a loss contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.

Although this represents a risk that could limit the revenue the Company generates from commercializing its patented product candidates, it would not result in additional expenses or a loss to the Company. Therefore, the Company concluded that this risk does not meet the definition of a material loss contingency for disclosure in the notes to the financial statements.

Age of Financial Statements

17. Update the financial statements and other financial information in the document to include the interim period ended March 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has included the financial statements and other financial information in the Registration Statement to include interim period financials as of and for the three months ended March 31, 2015.

*     *     *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

June 19, 2015

cc:	Patrick Soon-Shiong, Conkwest, Inc.
Barry J. Simon, Conkwest, Inc.

Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Sean M. Clayton, Cooley LLP

Charles S. Kim, Cooley LLP